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                                                                    Exhibit 99.6

                      IN THE UNITED STATES DISTRICT COURT
                     FOR THE NORTHERN DISTRICT OF ILLINOIS
                                EASTERN DIVISION


ENVIRODYNE INDUSTRIES, INC.,               )
                                           )
                     Plaintiff,            )
                                           )
       -against-                           )
                                           )
ZAPATA CORPORATION,                        )
MALCOLM I. GLAZER, and                     )
AVRAM A. GLAZER,                           )
                                           )
                     Defendants.           )


                                 COMPLAINT FOR
                       DECLARATORY AND INJUNCTIVE RELIEF

              Plaintiff, Envirodyne Industries, Inc. ("Envirodyne"), for its Complaint against defendants Zapata Corporation ("Zapata"), and Malcolm L. Glazer ("Malcolm") and Avram A. Glazer ("Avram") (collectively, the "Glazers") alleges, upon knowledge as to itself and its own acts, and upon information and belief as to all other matters, as follows:

                             JURISDICTION AND VENUE

              1. This action arises under Section 13(d) of the Exchange Act of 1934 (the "Exchange Act"), 15 U.S.C. Section 78m(d), and the rules and regulations promulgated thereunder by the Securities and Exchange Commission ("SEC"). This Court has jurisdiction over this action pursuant to Section 27 of the Exchange Act, 15 U.S.C. Section 78aa, as well as 28 U.S.C. Section 1331 (federal question jurisdiction).
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              2.     This Court has personal jurisdiction over defendants in
that they, directly or through the acts of Zapata, transact business within this State, including business relating to Envirodyne, and have committed acts alleged in this Complaint within this State.

              3. Venue is proper in this district pursuant to Section 27 of the Exchange Act, 15 U.S.C. Section 78aa, and 28 U.S.C. Section 1391(b) in that a substantial part of the events or omissions giving rise to the Complaint occurred in this district.

                                  THE PARTIES

              4. Envirodyne is a Delaware corporation with its principal executive office in Oak Brook, Illinois. Envirodyne is a publicly traded company.

              5. Malcolm is an individual residing in Palm Beach, Florida. He is a private investor. He is also the Chairman and a controlling shareholder of Zapata.

              6. Avram is an individual residing in Pittsford, New York. He is Malcolm's son and the President, Chief Executive Officer, and a director of Zapata.

              7. Zapata is a Delaware corporation with its principal executive offices in Houston, Texas. It is a publicly traded company. Any act of Zapata is the act of the Glazers and any reference in this Complaint to an act of Zapata is intended to include the Glazers.

                                   BACKGROUND

              8. Zapata currently owns approximately 40 percent of the outstanding common stock of Envirodyne. Zapata acquired 31 percent of the then outstanding shares of Envirodyne common stock in August 1995 from Malcolm, who was the Chairman and the largest shareholder of Zapata. In June 1996, Zapata purchased 1,688,006 additional shares of Envirodyne common stock (bringing its Envirodyne holdings up to its current level) in brokerage and privately negotiated




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transactions. According to the Zapata Proxy Statement dated November 13, 1996, as of November 4, 1996, Malcolm was the beneficial owner of approximately 10,415,384 shares of Zapata stock, or approximately 35 percent of the outstanding common stock of Zapata.

              9. The Glazers are, and have been since May 1995, members of the board of directors of Envirodyne.

              10. In early January 1997, prior to the meeting of the Envirodyne board on January 22, 1997, the Glazers had discussions with F. Edward Gustafson ("Gustafson"), the President of Envirodyne. They informed Gustafson that, in addition to themselves, they wanted to have three more representatives on the Envirodyne board of directors in place of existing directors. With such additional representation the Glazers would gain majority control of the then seven-member Envirodyne board.

              11. On February 13, 1997, the Nominating and Compensation Committee of the board of directors of Envirodyne (the "Committee") met to discuss the Glazers' proposal to have majority control of the board. The directors of Envirodyne who were not members of the Committee, except for the Glazers, attended the meeting at the invitation of the Committee.

              12. On February 14, 1997, Gustafson called Malcolm, and on February 17, 1997, Gustafson called Avram, to advise the Glazers that the Committee had met and had directed him to inform the Glazers that no final decision had been made concerning the Glazers' proposal, but that the Committee considered it important that three additional directors would give the Glazers control of the board without the payment of a control premium to the other shareholders.

              13. In these conversations, Gustafson advised the Glazers that the board would not willingly turn control of the company over to them without the payment of a fair control





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premium to the other shareholders. Gustafson invited the Glazers to make an offer for the entire company and stated that, if such an offer was not forthcoming, the Committee would ask for a three-year standstill agreement before nominating the Glazers for reelection to the Envirodyne board. During this conversation, Gustafson also reminded Malcolm that, in light of the Glazers' demands, the Zapata Schedule 13D was not accurate. The Glazers told Gustafson that they would not sign any standstill agreement and that anything less than three new Zapata representatives on the Envirodyne board was unacceptable.

              14. On February 17, 1997, Gustafson wrote to the Glazers confirming his earlier telephone conversations with them in which he informed them of the Committee's meeting on February 13, 1997, and the Committee's concerns about the Glazers' proposal to obtain control of the board without the payment of a control premium.

              15. Avram responded to Gustafson in letters dated February 27 and March 5, 1997. He denied making any demand for more Glazer directors.

              16. On March 19, 1997, a meeting of the Envirodyne board of directors took place. At that meeting the board conditionally resolved that either (i) the board would remain at seven persons and the board would nominate all existing directors, if Malcolm, Avram and Zapata agreed not to interfere with or affect the composition of the board for one year; or (ii) the board would be reduced to five members, and the board would nominate Gustafson, Robert N. Dangremond, Michael E. Heisley, Gregory R. Page and Mark D. Senkpiel, and not nominate Malcolm and Avram. The Glazers abstained from the vote and the resolution passed. Consequently, the size of the Envirodyne board was reduced from seven to five members, and the Glazers were not slated for reelection.





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              17.    After the board meeting on March 19, 1997, Gustafson had
further discussions with the Glazers regarding their proposal to control the board. During one such discussion that occurred prior to March 31, 1997, the date on which the Glazers filed Amendment No. 3 to Zapata's Schedule 13D, Malcolm told Gustafson that resisting a 40% shareholder was futile. Malcolm implied that he had sufficient votes to win control of the Envirodyne board.

                           APPLICABLE SECURITIES LAWS

              18. Section 13(d) of the Exchange Act generally requires that any person (or group acting in concert) who, after acquiring beneficial ownership of any equity security, is the beneficial owner of more than five percent of such security must file a Schedule 13D with the SEC within ten days after such acquisition. Schedule 13D requires disclosure of information relating to the background of the acquiror, the circumstances surrounding his acquisition of the issuer's securities, the purpose(s) of the acquisition and the acquiror's plans with respect to the issuer.

              19. Item 4 of Schedule 13D requires the disclosure of the purpose(s) of the reporting person's acquisition of the securities and any plans or proposals that relate to, or would result in, any of the following:

                     an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the issuer or any of its subsidiaries;

                     a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

                     any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; and

                     any action similar to any of those enumerated above.





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              20.    A person who has filed a Schedule 13D must "promptly" file an amendment to the Schedule 13D whenever any "material change occurs in the facts set forth" in a Schedule 13D filing. The reporting person has an obligation continually to review the information in its Schedule 13D filing to ascertain whether material changes have occurred.

                           FACTS UNDERLYING COMPLAINT

Amendment Nos. 2, 3, and 4 to the Zapata Schedule 13D

              21. As a greater than five percent owner of Envirodyne, Zapata is required to file a Schedule 13D with the SEC, and an amendment thereto "promptly" following a material change in the information contained in the initial Schedule. The initial Schedule 13D was filed on August 17, 1995 (attached hereto as Exhibit A), and Amendment No. 1, reflecting an acquisition of additional shares of Envirodyne by Zapata, was filed on June 21, 1996 (attached hereto as Exhibit B).

              22. Amendment No. 2 to the Zapata Schedule 13D was filed on March 10, 1997 (attached hereto as Exhibit C). In Item 4 of the amended
Schedule 13D Zapata denied having made any demand to nominate three Zapata representatives to the Envirodyne board and thereby obtain control of the board.

              23. Amendment No. 3 to the Zapata Schedule 13D was filed on March 31, 1997 (attached hereto as Exhibit D). This amendment disclosed in Item 4 that Zapata would nominate five candidates for election to the Envirodyne board at the May 16, 1997 Annual Meeting of Shareholders.

              24. Amendment No. 4 to the Zapata Schedule 13D was filed on April 18, 1997 (attached hereto as Exhibit E). Item 4 was amended to state that Zapata had sought to nominate five





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directors when it believed that the Envirodyne board would continue as a seven person board, and that since the board would be reduced to five directors, Zapata would nominate only three candidates: Malcolm, Avram and Robert V. Leffler, Jr. Amendment No. 4 also attached as an exhibit the Preliminary Copy of Zapata's Proxy Statement. This Exhibit was not incorporated into the amended
Item 4. The Proxy Statement contains information regarding Zapata's plans that should have been, but was not, set forth in Item 4 of the Zapata Schedule 13D, as amended.

Three Separate Claims

              25. The first claim alleged in this Complaint is the failure of Zapata to file promptly an amendment to its Schedule 13D after the Glazers formed their specific intent and plan to seek control of Envirodyne's board. This change in the Glazers' plans to control the Envirodyne board occurred no later than early January 1997, when the Glazers proposed three additional directors to displace three current directors. This change was material and triggered a duty under Section 13(d) to file promptly an amendment to Schedule 13D.

              26. The required disclosure was not contained in Amendment No. 2 to Zapata's Schedule 13D, filed March 10, 1997. It was not until March 31, 1997, that Zapata filed Amendment No. 3, which disclosed Zapata's plan to slate five candidates for election as directors on the Envirodyne board. The delay in filing an amendment from early January to, at the earliest, March 31, 1997, violates the requirement of prompt filing in Section 13(d) and constitutes a violation of the securities laws. Even if the disclosure in Amendment No. 3 is sufficient, which it is not, the filing of a corrected amendment does not cure the violation of Section 13(d).

              27. The second violation also relates to Amendment No. 2. Item 4 of Amendment No. 2 was false and/or misleading in that it expressly denied that Zapata had demanded control of





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the Envirodyne board, when in fact the plan and intention of the Glazers to seek control was formed no later than early January 1997.

              28. Amendment No. 3, which disclosed that Zapata planned to slate five nominees for election to the Envirodyne board, is false and misleading in that it fails to disclose the Glazers' plan to treat Envirodyne as a controlled subsidiary of Zapata, without paying a control premium to the other shareholders of Envirodyne, and to cause Envirodyne to engage in transactions with Malcolm or companies such as Zapata in which he has a substantial interest.

              29. Amendment No. 4 is false and misleading in that, like Amendment No. 3, it fails to describe the Glazers' plans with respect to their control of Envirodyne.

The Glazers' Past and Present Takeover Tactics

              30. The plans and intentions of the Glazers are matters solely within their personal knowledge. The best evidence of their plans and intentions regarding Envirodyne is the Glazers' past and present business practices.

              31. Malcolm's strategy during the 1980s was to buy a substantial number of shares of a company's stock and then suggest that he would sell off parts of the company if he gained control. The price of the company's stock would rise and Malcolm would then sell his shares at a premium, sometimes directly to the company, a practice known as "greenmail."

              32. Malcolm purchased stock in Consolidated Rail Corporation, Formica Corporation and Harley-Davidson, Inc. ("Harley-Davidson"). He has been accused of engaging in greenmail with each of these companies.

              33. Several shareholder actions have been filed against Malcolm and his associates. Harley-Davidson charged that Malcolm made false and misleading statements to the





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SEC, the Federal Trade Commission, and the media. The request for injunctive relief was denied, but the district court judge wrote that, "it seems almost undisputed that some inaccuracies have existed in the Glazers' [Schedule] 13D filings," and that "Harley-Davidson has made a convincing argument that the Glazers are engaging in nonproductive speculation." Harley-Davidson, Inc. v. Glazer, Civ. A. No. 89-C-1308 (EDWI) (order dated February 28, 1990).

Takeover of Zapata

              34. Malcolm obtained control of Zapata's board by acquiring a substantial interest in the company, and threatening to wage a proxy fight with the goal of obtaining three board seats and to terminate Zapata's existing shareholder rights plans. The Glazers took control of Zapata, without paying a control premium, and they have operated Zapata in total disregard for the rights of its other shareholders.

              35. Numerous similarities exist between the process by which Malcolm acquired control of Zapata and the process by which Malcolm is attempting to gain control over Envirodyne. Zapata presents a close parallel to the Glazers' present actions and plans with respect to Envirodyne. The Glazers' current conduct after gaining control of the Zapata board is a clear indicator of how they would operate if they gained control of Envirodyne's board.

              36. In July 1992, Malcolm acquired approximately 38.8 percent of the stock of Zapata in several transactions. Later that month, Malcolm increased his Zapata common stock holdings to approximately 41 percent of the then outstanding stock of Zapata. Subsequently, Malcolm's Zapata holdings were diluted to its present level as a result of a financial transaction consummated by Zapata in May 1993, which Malcolm unsuccessfully sought to have enjoined by the Delaware Chancery Court. Glazer v. Zapata, 658 A.2d 176 (Del. Ch. May 14,
1993).





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              37.    Malcolm threatened a proxy battle for three seats on
Zapata's eight-member board. He settled for control of two seats and the termination of Zapata's stockholder rights plan. Malcolm then nominated himself and Avram to Zapata's board of directors. They were elected to the board in 1993. In April 1994, the board voted to reduce its size from eight to seven effective immediately and from seven to six effective as of the date of the 1995 Annual Stockholders Meeting. In July 1994, Malcolm became Chairman of the board. In August 1994, Avram became President and Chief Executive Officer of Zapata. At this time, Malcolm allegedly controlled six of the seven votes on the Zapata board. In December 1994, Malcolm nominated two of his long-time associates to fill the two vacant seats on the Zapata board. In 1995 the Zapata board reduced its size from seven to six directors, with the result that Malcolm then controlled all of the seats on the board.

              38. Malcolm quickly began to take charge of the operation and management of Zapata. In March 1995, Malcolm appointed Avram, then 34 years of age, President and Chief Executive Officer of Zapata. Zapata's shareholders have alleged that Malcolm "personally determined who would become or remain officers, employees or consultants to Zapata or its subsidiaries," and that he forced two directors to resign. Harwin v. Glazer, Civ. A. No. 14988 (Del. Ch.) (filed May 7, 1996) at Paragragh 6 ("Harwin Compl.").

              39. While Malcolm publicly proclaimed that the Zapata management was "great," and promised to keep the then current management in place, it was reported that Malcolm wanted the chief operating officer out so he could implement his own strategy, and that he jettisoned management and their business strategy. The Glazers changed the nature and the business of Zapata from a natural gas company to a company without a business purpose other than to support Malcolm's business endeavors.





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Sale of Malcolm's Envirodyne Shares to Zapata

              40. The pattern of using Zapata to engage in self-dealing began in early 1995 when Malcolm, after unsuccessfully trying to sell his 31 percent interest in Envirodyne to a third party, caused Zapata to buy his interest in Envirodyne. At the time of this transaction, Malcolm was the Chairman and a 35 percent stockholder of Zapata.

              41. Zapata's shareholders brought an action claiming that Zapata paid too high a price for the Envirodyne shares and that Malcolm caused Zapata to buy his Envirodyne stock to help finance his $192 million purchase of the Tampa Bay Buccaneers. At the time of Zapata's purchase of Malcolm's interest in Envirodyne, Malcolm's holdings largely consisted of "illiquid" restricted stock. Harwin Compl. at Paragraghs 11, 13, 18, 20. The sale of his Envirodyne shares to Zapata substantially benefitted Malcolm.

              42. Two Zapata directors allegedly refused to vote for Zapata's purchase of Malcolm's Envirodyne stock and it was reported that they were forced off the board.

Proposed Merger of Zapata and Houlihan's, Another Glazer Company

              43. The next instance of self-dealing came in June 1996. It involved Zapata's proposed acquisition of Houlihan's Restaurant Group, Inc. ("Houlihan's"), a company of which Malcolm was a 73 percent owner. At this time Zapata was a natural gas company and Houlihan's was a food service and restaurant company. Zapata agreed to pay an estimated $8 per share in cash and stock for Houlihan's. This represented a 30 percent premium over the pre-deal price of Houlihan's shares. It was reported that Malcolm would make about $58.6 million, of which $22 million would be cash, for his interest in Houlihan's as a result of the transaction he proposed.





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              44.    Once again, Zapata shareholders brought an action for
injunctive relief, naming Malcolm, individual members of the board, and Zapata as defendants. Pasternak v. Glazer, (Civ. A. No. 15206) (Del. Ch.) (filed May 31, 1996) ("Pasternak Compl."). The complaint alleged that the book value, fair market value and liquidation value of Zapata stock exceeded the proposed share price Zapata intended to pay for Houlihan's and was "grossly unfair." Pasternak
v. Glazer, 1996 Del. Ch. LEXIS 121 (Del. Ch. September 24, 1996) (appeal filed).

              45. The shareholders claimed that the price of $8 per share for the Houlihan's stock was excessive because, in an arm's-length transaction, Houlihan's stockholders would receive less than $6 per share. Pasternak Compl. at Paragraghs 15-18.

              46. The Houlihan's transaction provided another vehicle for Malcolm to cash out an otherwise illiquid investment, finance Malcolm's investment in a National Football League team, and obtain greater control over Zapata. Plaintiffs contended that defendants breached their duties of loyalty and candor and committed waste of Zapata's corporate assets, and that Malcolm was "the primary beneficiary of the transaction." Pasternak Compl. at Paragraghs 20, 28, 32, 35.

              47. The Delaware Chancery Court enjoined the Houlihan merger. Soon thereafter Malcolm caused Zapata to abandon the merger.

Zapata Proposes a Self-Tender,
Including Three Million of Malcolm's Shares


              48. After the collapse of the Houlihan's merger, Zapata announced a self-tender offer for up to 15 million and a minimum of 10 million of its shares at $4.50 per share. Malcolm intended to sell three million of his Zapata shares back to Zapata in the self tender. At that time Zapata's book value was reported to be $5.30 per share.





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              49.    The Zapata shareholders again sued to enjoin the
transaction, which they termed an "unfair" offer. Hawley Opportunity Fund v. Glazer, Civ. A. No. 15474 (Del. Ch.) (filed January 22, 1997) at Paragraghs 1-2 ("Hawley Compl."). Plaintiffs contended that the offer failed to disclose material facts, contained materially misleading partial disclosures, and was deliberately structured to increase Malcolm's equity ownership percentage from 35 percent to as much as 57 percent.

              50. The Hawley plaintiffs alleged that the defendants breached their duties of loyalty and fair dealing by structuring the offer to increase Malcolm's percentage of equity ownership in Zapata, and by timing the offer to take advantage of the probability that Envirodyne, 40 per cent of which is owned by Zapata, would substantially increase in value. Hawley Compl. at Paragraghs 18, 22-23. The self-tender occurred after Viskase Corporation, a wholly owned subsidiary of Envirodyne, had won a $102 million judgment, which could be trebled. A total judgment of more than $320 million is sought by Envirodyne. Zapata's share of such a judgment would be $130 million. Post-trial motions are still pending and the Viskase judgment is not yet final.

              51. On or about February 17, 1997, Michael Heisley Sr., a large shareholder of Envirodyne and a member of the Envirodyne board ("Heisley"), through his investment firm, made an unsolicited bid for 50.1 percent or more of Zapata shares at $5.50 per share. This offer valued Zapata at about $165 million, and exceeded Zapata's self-tender offer price by 22 percent.

              52. On February 24, 1997, Zapata announced the termination of its self-tender offer. In addition, Zapata reported that it would hire an investment banking firm to evaluate the Heisley offer. In contrast, Zapata did not indicate that it had retained a financial advisor to evaluate its own self-tender offer.





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              53.    On or about March 25, 1997, the Zapata board, controlled
by Malcolm, announced that it had rejected the Heisley offer, even though it was $1.00 per share higher than the proposed self-tender price, and decided not to sell or liquidate the company.

              54. On or about March 25, 1997, Zapata announced that it would abandon its recent "redirection" into the food services industry, a reference to the proposed merger with Houlihan's, and instead focus on a "new multi-industry strategy that includes expansion into various businesses as appropriate opportunities present themselves." PR Newswire, March 25, 1997.

Zapata's Current Stock Repurchase Plan

              55. On or about March 25, 1997, Zapata announced that the board of directors, controlled by the Glazers, had authorized a stock repurchase of up to five million shares of its common stock. If Zapata repurchased all five million shares, Malcolm's ownership interest in Zapata would increase to approximately 42.3 percent.

The Glazers' Actions Regarding Zapata
and Envirodyne in January--March 1997

              56. During the months of January through March 1997, there was substantial interplay between the Glazers' activities with respect to Zapata and to Envirodyne:

Early January The Glazers inform Gustafson that they desire three more directors on Envirodyne board.

January 14    Malcolm causes Zapata to commence a self-tender for 10 to 15 million shares at $4.50 per share. Malcolm would tender three million shares. The self-tender offer was scheduled to close on February 20.

January 22    The Glazers again tell Gustafson that they want three more directors on Envirodyne's board.





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February 17   Zapata announces that it has received a counter-offer from
              Heisley to buy Zapata for $5.50 per share, 22 percent more than Zapata's self-tender price.

February 17   Gustafson writes to Malcolm and Avram informing them that the
              Envirodyne board would not willingly hand over control of the board to them and that if they want control they should make an offer for the entire company at a fair premium.

February 24   Malcolm causes the Zapata board to withdraw Zapata's self-tender offer at $4.50 per share.

February 27   Avram responds to Gustafson's letter and denies making a demand to obtain three additional Glazer-nominated directors on the Envirodyne board.

March 5 Avram responds again to Gustafson's letter and again denies making any demand for control of the Envirodyne board.

March 10 Malcolm causes Zapata to file Amendment No. 2 to the initial Envirodyne Schedule 13D, denying making any demand for control of the Envirodyne board.

March 19 The Envirodyne board passes a resolution to conditionally reduce the board to five members if Zapata would not agree to enter into a standstill agreement with Envirodyne. After the board meeting, Malcolm and Avram meet with Gustafson and again discuss Malcolm's intent to control the Envirodyne board and the board's objections to control passing to the Glazers without payment of a fair control premium.

March 25 Malcolm causes Zapata to announce that it would refocus its business away from the food services industry. The redirection is a result of Malcolm's failed effort to have Zapata buy Houlihan's, 73 percent owned by Malcolm, for $8 per share, which had been enjoined by the Delaware Chancery Court.

March 25 Malcolm causes Zapata to announce a stock buy-back program for five million shares of Zapata stock, which, if





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              successful, would substantially increase Malcolm's percentage ownership of Zapata. Malcolm also causes Zapata to announce that it has rejected Heisley's counter-offer of $5.50 per share.

March 31 The Glazers cause Zapata to file Amendment No. 3 to the initial Envirodyne Schedule 13D, announcing its intention to slate five directors for election to the board of Envirodyne and to bring a proposal before the 1997 Annual Meeting recommending that the board redeem its shareholder rights plan.

                         IRREPARABLE HARM TO ENVIRODYNE

              57. Envirodyne and its shareholders (other than defendants) are being immediately and irreparably injured as a result of defendants' violations of Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder by the SEC. Among other things, Envirodyne's public shareholders and the investing public are being denied, and will continue to be denied, material information to which they are entitled pursuant to the federal securities laws, and which is necessary to make informed decisions with respect to the acquisition or disposition of Envirodyne, and the market for Envirodyne's shares is being and will continue to be manipulated.

              58. Between the period from at least early January to March 31, 1997, the Glazers gave the market false information, specifically that the Glazers had not sought control of the Envirodyne board. Shareholders and investors would have considered the Glazers' intent to seek control of the Envirodyne board material information because of the Glazers' reputation, their history of self-dealing practices at Zapata, and the number of lawsuits the Glazers' activities have generated.

              59. Defendants' failure to comply with Section 13(d) is, moreover, inimical and contrary to the public interest.

              60.    Envirodyne has no adequate remedy at law.





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                                    COUNT I

              61. Plaintiff realleges all of its allegations in paragraphs 1 through 55. The defendants have violated Section 13(d) of the Exchange Act by failing to file promptly an amendment to the Zapata Schedule 13D disclosing their plan and intent to seek control of the Envirodyne board.

                                    COUNT II

              62. Plaintiff realleges all of its allegations in paragraphs 1 through 55. The defendants have violated Section 13(d) of the Exchange Act by filing a false and misleading Amendment No. 2 to the Zapata Schedule 13D and denying the Glazers' demand to obtain control of the Envirodyne board.

                                   COUNT III

              63. Plaintiff realleges all of its allegations in paragraphs 1 through 55. The defendants have violated Section 13(d) of the Exchange Act by filing false and misleading Amendments Nos. 2, 3 and 4 to the Zapata Schedule 13D, by failing to disclose the Glazers' plan and intent, inter alia, to cause Envirodyne to engage in transactions with Malcolm and companies in which he has an interest, and use their control of the Envirodyne board to operate Envirodyne as a controlled subsidiary for their personal benefit, all without paying a control premium to the Envirodyne shareholders.

                                RELIEF REQUESTED

              WHEREFORE, plaintiff, Envirodyne, respectfully requests that this
Court:

              declare that defendants failed to promptly file an amendment to Zapata's Schedule 13D when at the latest, in early January 1997, there was a material change in their plan and intention regarding control of the Envirodyne board;





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              declare that Amendment Nos. 2, 3, and 4 to Zapata's Schedule 13D are false or misleading, in violation of Section 13(d) of the Exchange Act;

              enter an order enjoining Zapata from voting any securities of Envirodyne at the 1997 Annual Meeting of Envirodyne's shareholders;

              enjoin defendants from any further violation of Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder; and

              award Envirodyne such other and further relief as the Court deems just and equitable under the circumstances.


Dated: April 23, 1997
Chicago, Illinois


                                        Respectfully submitted,


                                         /s/ SUSAN GETZENDANNER
                                        -----------------------------
                                        Susan Getzendanner
                                        Michael S. Terrien
                                        Nancy S. Eisenhauer
                                        Paul J. Huff

                                        Skadden, Arps, Slate,
                                          Meagher & Flom (Illinois)
                                        333 West Wacker Drive
                                        Suite 2100
                                        Chicago, Illinois 60606
                                        (312) 407-0700

                                        Attorneys for Plaintiff





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